Mark H. Sandler

Managing Member, SPP Advisors, LLC

August 2000 to Present –Co-Founder and Managing Member of SPP Advisors, LLC (formerly Security Performance Partners, LLC), a nationally recognized business and financial advisory firm that provides mergers, acquisitions, divestitures, fair market valuations, business advisory and financial consulting to participants in the electronic security industry which includes the Personal Emergency Response Services (PERS) industry. Services include sale mandates and auctions, acquisition services, divestiture, and financial restructuring services to lenders and companies in the alarm security industry; negotiating credit facility and capital restructurings, forbearance agreements, operational and financial oversight and restructuring of defaulted credits and underlying collateral, orchestrating and managing secured party sales and asset dispositions. Specific clients and relationships include Bank of America, Citizens Bank, CIBC (Chicago), TD Bank, GE Capital, CapitalOne, CapitalSource, Eastern Bank and Fifth Third Bank.

SPP and MHS Associates have participated in excess of 200 transactions representing both buyers and sellers. Deal sizes have ranged from $1,500,000 to over $200,000,000.

August 2001 – July 2004 - Founder and Managing Partner, Milestone Security Partners, LLC. Milestone Security Partners was a joint venture with Provident Bank of Cincinnati, OH. Milestone was a specialty lender to the alarm industry.

February 1998 – June 2003 - Founder and Managing Partner, Deerfield Partners, LLC. Deerfield was a venture capital firm created to invest in small technology oriented companies.

June 1988 – September 2000 - President, MHS Associates, Inc. MHS Associates was an investment banking firm specializing in the security alarm industry. Investment banking services include mergers and acquisition advice, corporate finance (including debt and equity), and advisory services.

July 1982 – May 1988 – Vice President, Connecticut Bank and Trust Company. Managed Specialized Lending Group, a $500,000,000 portfolio of which $150,000,000 were in the security industry.

Education

BS Engineering Science, Vanderbilt University, 1980
MBA Finance, University of Connecticut, 1982